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Elyse Sara <elyse@fatleafwater.com>

[Test] Fat Leaf Water Launches WeFunder Campaign

1 message

Elyse <elyse@fatleafwater.com> Tue, Oct 19, 2021 at 9:22 AM
Reply-To: us4-365861f51b-723f1c679d@inbound.mailchimp.com
To: elyse@fatleafwater.com

FAT LEAF WATER®

Fat Leaf Water Launches Wefunder Campaign

Hello and happy fall to our community!

We are excited to announce that we have launched a $300K seed fund campaign on Wefunder.

As you are a supporter of Fat Leaf Water, we are excited to invite you to the friends + family round, for a chance to own a part of Fat Leaf Water, LLC. We are reserving the first $50k for friends & family, who receive a special 10% discount off the investment price. After that point, we will open up the round to the broader public to raise the next $250k.

And since it's been a while since we've sent an update, we want to fill you in on all the other juice (pun intended!) here at Fat Leaf Water.

As some of you know, we've focused much of our energies this past year on partnering with individuals and organizations whose values align with the Fat Leaf Water culture. We've been an ongoing sponsor for The Mountain Guides, which has opened up a wealth

of opportunities, such as participating in their Women's Weekend Program and bringing YETI into the fold with their Prickly Pear Collection. And this has opened doors for our participation with other athletic groups, such as the Surf City Marathon and The International Climbers Festival. We're proud of these partnerships, as we're committed to an organic growth, to ensure that we are providing a product that adheres to the values of our community.



In other news, we are excited to announce that we are now officially certified as a Women Owned company with the WBENC. The certification provides a number of benefits, which you can check out here.

On the R+D side of things, our Beverage Formulator, Jai Development, has created a stick pack version of all three of our flavors. This is quite an accomplishment, as it took creating a bespoke prickly pear powder that dissolves cleanly in water, made possible by Spectrum Fruits.

With our growing appeal within the outdoor adventure community, it became apparent that we needed to create an alternative to the liquid formula. A stick pack is not only much lighter to bring while climbing up a mountain, but it is also of course much more earth friendly.

We have found a prickly pear farm in Arizona on Native American land. Being that we are committed to sourcing local products and building community, we are so excited to work with the farmers to produce the best fruit for our powder.

On top of all of the value-driven benefits of the powder formula, we also believe that the packets will be even more profitable than our liquid bottles, based on their margin potential.


CURE
YOUR DAILY DROUGHT
FAT LEAF WATER

If you have any questions about the opportunity and/or how Wefunder works, please feel free to reach out to us directly.

Elyse - elyse@fatleafwater.com, 310-779-2807
Ruth - ruth@fatleafwater.com, 646-508-8492

Thank you for your continued support. Now go cure your daily drought!

Elyse + Ruth



P.S. Here are some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

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Our mailing address is:
Fat Leaf Water
100 W Broadway Ste 3000
Long Beach, CA 90802-4467

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Elyse Sara <elyse@fatleafwater.com>

The Fat Leaf Water Friends + Family Countdown is On!

1 message

Elyse <elyse@fatleafwater.com> Tue, Dec 14, 2021 at 8:35 AM
Reply-To: Elyse <elyse@fatleafwater.com>
To: elyse@fatleafwater.com

FAT LEAF WATER®

Hello and happy holidays everyone!

We're thrilled to announced that we have surpassed our first goal of raising $50K for our $300K seed fund campaign on Wefunder. As a reminder, this campaign, if successful, will allow us to produce our first batch of our recently formulated powder packets.

We are writing to let you know that we have extended the friends + family round through early 2022 (exact date to be announced soon), to give our favorite people the opportunity to get in early, for a chance to own a part of Fat Leaf Water, LLC. If you reserve your investment before this date, you will receive a special 10%

discount off the investment price. After that point, we will open up the round to the broader public.


CURE
YOUR DAILY DROUGHT
FAT LEAF WATER

In other news, we've been busy playing bartender, as we developed a specialty cocktail for the hugely successful Universal Promise fundraiser last month. We sponsored the event and provided the signature cocktail!

We mixed our Mojave Citrus flavor with tequila and Prosecco. Each glass was rimmed with lemon, ginger and sugar, and was served up, with a slice of blood orange and mint. All these flavors highlighted our kickin' citrusy orange flavor, comprised of prickly pear, blood orange, Meyer lemon, turmeric and black pepper.

The drink was refined and not too sweet. It tasted amazing.
It felt amazing too.... you can't beat a cocktail that is hydrating and anti-inflammatory.

Let us know what you think of our first crafted cocktail. Recipe is below.



Fat Leaf Water's Mojave Citrus Signature Cocktail

Drink Ratio

3 parts Mojave Citrus : 1 part tequila : 2 part Prosecco

Rimming Ratio

1 part ginger : 2 parts sugar : a dip of lemon juice

Garnish with a slice of blood orange and a sprig of of mint

Enjoy!



P.S. Here are some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Visit Instagram

Learn More

Our mailing address is:
Fat Leaf Water
100 W Broadway Ste 3000
Long Beach, CA 90802-4467

Add us to your address book

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.

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